UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-   N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

Dated: November 3, 2008	By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
1.1	Press Release

Exhibit 1.1

Noah Education Announces the Addition of

Two Independent Directors to its Board

SHENZHEN, China – October 30, 2008 – Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of interactive education content in China, today announced that on October 18, 2008 it has elected two independent directors, Mr. Shengli Zheng and Mr. Bengzhong Wang, to its Board of Directors. These new additions bring the total number of members serving on the Noah board to nine.

Mr. Dong Xu, Noah’s chairman and CEO, said, “We are delighted to have Shengli and Benzhong join our board. We are certain that Noah will benefit from the expertise, leadership and unique perspective that they each bring to the company. The addition of these two highly qualified professionals will undoubtedly further strengthen the leadership of the company at the board level.”

Mr. Shengli Zheng is a renowned legal expert in the field of intellectual properties and has more than 30 years of experience in research and teaching at Peking University. Currently at Peking University, Mr. Zheng is a professor at the Law School, the secretary-general of the School of Intellectual Property, and the director of the Research Center. Mr. Zheng is deputy chairman of the Intellectual Property Research Association of the Institution of Higher Education and the Intellectual Property Law Research Committee of the China Law Society. He is also the vice president at The Text Copyright Association of China and a member of the Expert Advisory Committee of Higher People’s Court in Beijing, as well as an international arbitrator and mediator at the Arbitration Center of the World Intellectual Property Organization. Mr. Zheng holds a bachelor’s degree in Geophysics from Peking University.

Mr. Benzhong Wang is an eminent educator with more than 40 years of experience in secondary education, and is currently the principal and legal representative of the Beijing Concord College of Sino-Canada (BCCSC). Prior to joining BCCSC, Mr. Wang held various positions at The Experimental High School attached to Beijing Normal University since 1963. Mr. Wang currently serves as the chairman of the National High School Principal Association. Since 1982, he has been a vice president of the China Education Society’s National Research Center for Computer Education and Honorary Chairman at the Society’s Primary and Secondary School Information Technology Professional Committee. Mr. Wang received his bachelor’s degree in Mathematics from Beijing Normal University.

About Noah

Noah Education Holdings Limited (“Noah”) is a leading provider of supplementary education content to China’s elementary and middle school students. Noah develops and markets interactive educational content, software and delivery platforms that combine traditional education content with digital and multi-media technologies to cater to students’ interests and enhance academic efficiency and performance. Noah employs a nationwide sales network, powerful brand image, and accessible and diversified delivery platforms

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to attract students to its innovative content. Noah delivers its education content via Noah electronic educational products, Noah’s online website and after-school tutoring centers. The interactive and comprehensive structure of Noah’s offerings encourages students and teachers to form knowledge-sharing communities around the Noah brand. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.

For more information about Noah, please visit http://www.noahedu.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s filings with the SEC.

Investor Contact:	Investor Relations (US):
Wendy Li	Jessica McCormick
Noah Education Holdings Limited	Taylor Rafferty
Tel: +86-755-8204-3194	Tel: +212-889-4350
Email: lixin@noahedu.com	Email: NoahEdu@taylor-rafferty.com

Investor Relations (HK):
Nan Dong
Taylor Rafferty
Tel: +852 3196 3712
Email: NoahEdu@taylor-rafferty.com

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